UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2025

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Corporate Governance Report

KEPCO has prepared this report in accordance with Article 24-2 of the Enforcement Rules of KOSPI Market Disclosure Regulation of Korea Exchange in order to provide investors with further information to help them better understand KEPCO’s corporate governance.

This is a summary in English of the Corporate Governance Report originally prepared in Korean. In the translation process, some parts of the report have been reformatted, rearranged or summarized for the convenience of readers. Nonmaterial or previously disclosed information may also have been omitted or abridged.

Unless expressly stated otherwise, this report reflects KEPCO’s corporate governance structure as of May 29, 2025.

I.	Key indicators of Governance

Compliance Rate : 80%

Key indicator	2024

Notification 4 weeks before the General Meeting	X*

Electronic voting system	O

Avoid the rush day for the Annual General Meeting	O

Providing predictability related to cash dividends	X

Notification of dividend policy at least once a year	X

Succession policy for CEO	O

Internal control policy such as risk management	O

The outside director chaired the board of directors	O

Adopting a concentrated voting system	O

Preventing the appointment of executives responsible for damaging corporate value or shareholders’ rights	O

All directors are not single-sex	O

Independent internal audit department	O

Accounting or financial experts in the internal audit organization	O

The internal audit organization met the external auditor without directors more than once a quarter	O

The internal audit organization could access important management information	O

*	We notice 2 weeks before the General Meeting in accordance with the Korean Commercial Act

II.	Corporate Governance

1. Corporate Governance Policy

(1) Shareholders

KEPCO has been striving for transparent governance from the time of listing on the stock market to protect shareholders’ rights and enhance shareholder value.

(2) Board of Directors

In order to ensure transparency in its corporate governance, anyone interested in KEPCO’s governance practices can access the Articles of Incorporation, Regulations Concerning the Board of Directors, Regulations on the Operation of the Audit Committee, and other internal regulations related to corporate governance via KEPCO’s corporate website.

To ensure transparency in its corporate governance through an independent decision-making process, KEPCO appoints a majority of its directors as non-standing directors. The Board of Directors is composed of seven standing directors, including the CEO, and eight non-standing directors. The chairperson of the Board of Directors is selected from among the non-standing directors to fairly gather opinions and suggestions regarding overall management.

Furthermore, non-standing directors are elected from among professionals with backgrounds in finance, accounting, Public sector, academics, and the energy industry, to fulfill their role of advising on and providing input regarding board meeting agendas.

KEPCO strives to provide sufficient information on each agenda item to directors before board meetings, so they can make informed decisions.

(3) Audit

The Audit Committee reviews accounting and management issues and evaluates the operation of internal control over financial reporting. Moreover, it supervises the performance of directors and management to ensure rational business decision-making.

The Audit Committee consists of three directors, two of whom are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. One member of the Audit Committee is a standing director and is appointed with the recommendation of the Director Nomination Committee and by the resolution of the general meeting of shareholders.

The other members of the Audit Committee, who are non-standing directors, are appointed from among non-standing directors by a resolution of the general meeting of shareholders.

The Audit Committee maintains its objectivity in conducting audits, working independently from the directors and management. If necessary for carrying out its duties, the committee may request relevant executives or employees to attend meetings, submit reports, and provide their opinions. Also, the committee may seek advice from external experts at the company’s expense.

2.	Key Characteristics of Corporate Governance Structure

(1) Organization of the Board of Directors

As the highest decision-making body of the company, the Board of Directors is composed of seven standing directors (including the CEO) and eight non-standing directors, ensuring its independence by maintaining a majority of non-executive directors. Non-standing directors are elected from candidates with ample industrial or professional knowledge and experience, without discrimination based on sex, race, age, nationality, or cultural background, in order to respond flexibly and professionally to a diversifying business environment. For the fair and transparent operation of the Board of Directors, the chairperson is appointed from among the non-standing directors upon review and resolution by the Committee for Management of Public Institutions under the Ministry of Trade, Industry and Energy, pursuant to Article 21 of the Act on the Management of Public Institutions.

(2) Subcommittees in the Board of Directors

KEPCO operates four subcommittees under the Board of Directors—namely, the Audit Committee, the ESG Committee, the Director Nomination Committee, and the Power System Committee—to strengthen preliminary review and support rational decision-making by the Board. The Audit Committee consists of two non-standing directors and one standing director, at least one of whom is appointed from among accounting or financial experts to conduct audits of business operations and accounting.

In December 2020, KEPCO became the first among all public enterprises in Korea to establish an Environment, Social and Governance (ESG) Committee within the Board of Directors, in order to reinforce its ESG-based management system. The ESG Committee consists of three non-standing directors and one standing director. It is responsible for resolving major ESG-related management issues, establishing ESG strategies and business plans, reviewing the overall direction of sustainable management, and monitoring performance and related challenges.

The Director Nomination Committee is responsible for nominating new directors. Its members consist of non-standing directors and external members selected by the Board. The committee must comprise no fewer than five and no more than fifteen members, and non-standing directors must represent more than half of the total, to ensure independence in director appointments.

The Power System Committee consists of three non-standing directors and one standing director. It is responsible for the preliminary review of key agendas requiring board approval, major power system implementation plans which the board requests, policy regarding power system execution plans and providing feedback on performance outcomes.

(3) Expertise of subcommittees in the Board of Directors

To enhance the expertise of the Board of Directors, KEPCO evaluate each candidate’s professional qualifications during the document screening stage and has actively recruited experts across various fields. Members of subcommittees such as the ESG Committee and the Audit Committee are appointed based on each non-standing director’s area of expertise, with additional consultation from the ESG Advisory Committee and Audit Advisory Committee, both composed of external specialists.

KEPCO also strives to strengthen the expertise of its directors by regularly providing training related to internal control over financial reporting and ESG.

(4) Independence of the Board of Directors

KEPCO ensures the independence of its Board of Directors so that the board can faithfully perform its checks and balancing function. The company provides directors with liability insurance to support principled and decisive decision-making, and prohibits any director with a conflict of interest from participating in related board resolutions. KEPCO also rigorously examines whether any non-standing director candidate is subject to disqualification due to related party transactions, in accordance with the Korean Commercial Act.

III.	Shareholders

Core Principle 1. Shareholders’ Rights

Detailed Principle 1-① Providing sufficient information on the General Meeting of Shareholders

To comply with the legal deadline, KEPCO makes a public disclosure immediately after the board resolution to hold a general meeting of shareholders and announces the time, place, agenda and other details of the meeting at least two weeks before the date of meeting.

KEPCO’s general meetings of shareholders in the period from January 2024 to June 2025 were held as follows:

Type	Date of Resolution	Date of Notice	Date of Meeting	Period of Notice
Annual General Meeting	Feb. 23, 2024	Mar. 11, 2024	Mar. 26, 2024	15 days
	Feb. 28, 2025	Mar. 11, 2025	Mar. 26, 2025	15 days
Extraordinary General Meeting	Feb. 6, 2024	Feb. 6, 2024	Feb. 21, 2024	15 days
	Jun. 20, 2024	Jun. 24, 2024	Jul. 9, 2024	15 days
	Dec. 20, 2024	Dec. 20, 2024	Jan. 6, 2025	17 days
	May. 9, 2025	May. 13, 2025	May. 28, 2025	15 days

Detailed Principle 1-② Encouraging shareholders to participate in the General Meeting

KEPCO implements an electronic voting system so that shareholders can participate in the General meeting and exercise their rights smoothly. Also, the Annual General Meetings in 2023, 2024 and 2025 were held on a date other than the concentrated meeting dates designated by Korea Listed Companies Association to facilitate shareholders’ attendance.

A list of the agenda for the general meetings of shareholders in the period from January 2024 to June 2025 is provided below;

Date of Meeting	Resolution	Agenda	Outstanding Shares	Shares Voted	Shares for (Approval Rate*)
Feb. 21, 2024	Ordinary	Election of a Standing Director - Oh, Heung-Bok	641,964,077	447,188,270	403,933,823 (90.3%)
Mar. 26, 2024	Ordinary	Approval of financial statements for the fiscal year 2023	641,964,077	456,130,852	452,144,375 (99.1%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2024	641,964,077	456,130,852	438,237,852 (96.1%)
Jul. 9, 2024	Ordinary	Election of a Non-standing Director as a Member of the Audit Committee - Lee, Sung-Ho	326,970,387	140,926,166	139,631,135 (99.1%)
Jan.6, 2025	Ordinary	Election of a Standing Director - Ahn, Jung-Eun	641,964,077	456,649,381	426,269,508 (93.3%)
Mar. 26, 2025	Ordinary	Approval of financial statements for the fiscal year 2024	641,964,077	464,789,138	459,937,089 (99.0%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2025	641,964,077	464,789,138	462,491,873 (99.5%)
May. 28, 2025	Ordinary	Election of a Standing Director - Jung, Chi-Kyo	641,964,077	469,488,199	417,919,268 (89.0%)

* Under the Korean Commercial Act, the voting rights of the shareholders who has shares in excess of three percent of the total number of issued shares, are limited to three percent when appointing members of the Audit Committee.

* Approval rate is the percentage of the shares for to the shares voted.

Detailed Principle 1-③ Shareholders’ Proposal Right

KEPCO provides information on shareholders’ proposal process via telephone or in writing, while there have been very few shareholder proposals submitted at general meetings to date. KEPCO will continue to strive to uphold shareholders’ rights to make proposals in accordance with applicable laws and will provide relevant information regarding such rights via various ways.

KEPCO guarantees shareholders’ proposal rights in accordance with the requirements set forth in the Korean Commercial Act. When a proposal is submitted and is not in violation of the law or KEPCO’s Articles of Incorporation, it is submitted to the general meeting of shareholders following a resolution by the Board of Directors.

Every shareholder attending the general meeting has the right to ask questions and request explanations regarding the agenda, unless it is evident that the shareholder intends to disrupt the proceedings.

As there were no shareholder proposals submitted at any general shareholders’ meetings held from the beginning of the fiscal year immediately preceding the disclosure period to the date of submission of this filing, no separate disclosure has been provided.

Detailed Principle 1-④ Shareholder Return Policy

In accordance with the Korean Commercial Act, KEPCO’s Articles of Incorporation, and the KEPCO Act, KEPCO is authorized to pay dividends. Dividend decisions are made with consideration to the company’s investment plans, future cash flows, and financial structure, in order to enhance shareholder value and returns.

KEPCO establishes a dividend policy such as an appropriate payout ratio through consultations with the government, aiming to meet shareholders’ expectations for returns while ensuring that such dividends do not undermine the company’s growth potential.

To increase shareholder value, KEPCO will engage in discussions with the government regarding an appropriate payout ratio, provided that it does not undermine the company’s future value.

Matters related to KEPCO’s dividends are resolved by the Board of Directors and finalized at the Annual General Meeting of Shareholders. Dividend-related decisions, including plans for distribution, are disclosed promptly through the electronic disclosure system upon approval by the Board and the shareholders’ meeting.

KEPCO’s dividend payments are finalized at the annual general meeting of shareholders through a resolution of the Board of Directors and are promptly disclosed via online disclosure system. In addition, the company reports its dividend-related information over the past three years in its financial reports, and the information over the past five years is available on its corporate website.

However, KEPCO has not announced a formal dividend policy in order to maintain flexibility in dividend decisions, given the company’s accumulated debt and the uncertain business environment.

Following a return to profitability in fiscal year 2024, KEPCO paid a dividend of KRW 213 per share. The dividend record date was December 31, 2024, in accordance with Article 15 of KEPCO’s Articles of Incorporation. The dividend was confirmed on March 26, 2025 at the annual general meeting. KEPCO will continue striving to improve the predictability of dividends for its shareholders.

Detailed Principle 1-⑤ Shareholders’ rights to dividends

As a listed public company, KEPCO implements the shareholder returns. Although KEPCO has not paid any dividend for the fiscal year 2022, and 2023 due to deficits, KEPCO is striving to pay a dividend and faithfully give information on past dividends to shareholders. The distributable profit for 2024 includes net income based on the separate financial statements.

			Cash Dividend
	Fiscal Year	Share Dividend	Distributable Profit (KRW)	Total Dividend (KRW)	Dividend Per Share (KRW)	Dividend Yield (%)
Common Shares	2024	—	829,338,815,456	136,738,348,401	213	1.0
Class Shares	2024	—	—	—	—	—

Core Principle 2. Fair and Equitable Treatment of Shareholders

Detailed Principle 2-① Shareholder’s Voting Right and Disclosure of Company Information

Currently, KEPCO’s Satus of Shares issuance is as follows.

	Authorized Shares	Issued Shares	Issued Rate	Note
Common Shares	1,200,000,000	641,964,077	53.50%	Registered Common Shares
Class Shares	150,000,000	—	0.00%	Non-Voting Preferred Shares

* Par value of a share is KRW 5,000.

* Issued rate is the percentage of the issued shares to the authorized shares.

All issued common shares of KEPCO are registered and each share carries one voting right. However, pursuant to the Korean Commercial Act, the voting rights of shareholders who own more than three percent of the total issued shares are limited to three percent with respect to the election of members of the Audit Committee. KEPCO is committed to ensuring the fair excecise of voting rights by shareholders, which are their inherent rights, and makes active efforts to protect such rights in accordance withthe Korean Commercial Act and other applicable laws and regulations.

KEPCO discloses company information through its corporate website and electronic disclosure systems such as DART and KIND, to ensure fair, equitable, and timely access to information.

KEPCO holds investor relations (IR) meetings following its quarterly earnings announcements in February, May, August, and November. In addition, following the relocation of its headquarters to Naju, KEPCO holds non-deal roadshows (NDRs) in Seoul and conducts conference calls with institutional investors.

KEPCO also hosted an Investor Day in New York in September 2024 to engage with international investors.

The earnings release schedule is announced through DART as well as via filings on the U.S. SEC website. KEPCO also posts its IR schedule on its corporate website. IR presentation materials are available in both Korean and English on the KEPCO IR website (http://home.kepco.co.kr/kepco/EN).

Since listing its American Depositary Receipts on the New York Stock Exchange in October 1994, KEPCO has provided English-language disclosures through the SEC’s EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system. These English filings can be accessed by visiting http://www.sec.gov, clicking on the “Company Filings” section, and searching for “Korea Electric Power Corporation” under “Company Name.”

Detailed Principle 2-② Related Party Transactions and the Internal Monitoring System

KEPCO has implemented several internal regulations, including a Code of Conduct and Conduct Guidelines for its executives and employees, to prevent related party transactions and self-dealing that may promote private interests. In addition, KEPCO has established an internal monitoring system to identify and appropriately disclose related party transactions between KEPCO and its affiliates.

Under the Code of Conduct, employees who impair the proper performance of their duties are subject to disciplinary action. The Code also prohibits employees from engaging in transactions based on information acquired in the course of their duties. Furthermore, under the Regulations on Public Disclosure, executives and employees are prohibited from using material non-public information related to KEPCO’s business for securities trading or any other transactions.

Detailed Principle 2-③ Shareholder Protection Policy

To protect shareholder rights, KEPCO provides various communication channels, including its corporate website, where shareholders can submit opinions and access important information about major business activities and operations.

There were no material changes to KEPCO’s corporate governance structure or major business activities—including mergers, business transfers, divestitures, exchanges, or share transfers—between January 2024 and June 2025.

IV.	Board of Directors

Core Principle 3. Functions of the Board of Directors

Detailed Principle 3-① The Board’s Managerial Decision-Making Function

The Board of Directors, established under the Korean Commercial Act, reviews and resolves matters as stipulated by applicable laws and KEPCO’s Articles of Incorporation. These include management goals, budget plans, financial settlements, mid- and long-term strategies, business plans, and other matters deemed necessary by the CEO or the Board of Directors.

Matters subject to resolutions by and reporting to the Board of Directors are as follows.

a)	Matters subject to review and resolutions by the Board of Directors

•	Setting business objectives, budget, financing plans and operational plans;

•	Use of reserve funds;

•	Settlement of annual accounts;

•

Acquisition, addition and disposal of generation facilities in excess of 200,000 kW capacity and fixed assets valued at more than Won 30 billion (other than generation facilities and transmission and substation facilities);

•	Long-term planning for electricity transmission and substation;

•	Long-term borrowings, corporate debenture issuance and repayments thereof;

•	Electricity tariff rates;

•	Disposition of surplus funds;

•	Investment in or in-kind contributions to other entities;

•	Debt Guarantee for other entities;

•	Amendment to the Articles of Incorporation;

•	Establishment and amendment to major internal regulations;

•	Calling of the general meeting of shareholders and determination of the agenda therefor;

•	Issuance of new shares and disposition of forfeited shares and fractional shares;

•	Capital increase and decrease;

•	Approval of asset revaluation amounts;

•	Corporate dissolution;

•	Research and development plans;

•	Merger, dissolution and guarantee of investee companies;

•	Composition of the Director Nomination Committee and determination of the criteria for evaluating director nominees;

•	Management contract with the CEO;

•	Matters deemed necessary by the CEO to request a review and resolution of the Board of Directors

•	Request for dismissal of the CEO;

•	Expansion and establishment of regional offices;

•	Remuneration for Executives;

•	Modification in resolutions previously made by the Board of Directors, according to increases in total expenses(over 10% or 10 billion won) or significant changes on the original plan

•	Related party transaction which amounts more than 5% of total equity or 50 billion won; and

•	Other matters deemed necessary by the CEO or the Board of Directors.

b)	Matters subject to reporting to the Board of Directors

•	Settlement of accounts for the first half of the fiscal year;

•

Matters noted during the National Assembly audit, audits by accountants performed pursuant to the Act on the Management of Public Institutions, and the audit by the Board of Audit and Inspection pursuant to the Act on the Management of Public Institutions, as well as plans for corrective measures and the results thereof;

•	Outcome of collective bargaining and estimated budget;

•	Performance of the audit committee and accounting audit results;

•	Explanation for non-standing director’s request pursuant to the Article 20 of the Act on the Management of Public Institutions;

•	Annual performance of the Internal Control over Financial Reporting;

•	Large-scale Reorganization results including Headquarters;

•	Operating plan under the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry; and

•	Any other matter which the Board of Directors requires reporting from the CEO.

The Board of Directors may suggest matters to its meetings as agendas which are deemed necessary regarding its operations in accordance with other legislations or articles of incorporation, other than the matters subject to resolutions by BOD specified in Regulations Concerning the Board of Directors. The Board of Directors actively proposes agenda which the BOD recognize its importance to have BOD review or resolutions even if it is not forced by related laws, as stipulated in Regulations Concerning the Board of Directors.

In accordance with the Regulations Concerning the Board of Directors, the Board of Directors may delegate to the CEO to decide on matters that are subject to BOD resolutions to the extent that such matters are deemed to be insignificant. In addition, under the Regulations, the CEO may act on urgent matters first and then promptly request for ratification by the Board of Directors to the extent that time did not permit holding a BOD meeting or the BOD meeting otherwise could not be held. However, if the Board of Directors decides not to ratify the emergency measures undertaken by the CEO, such measures will have no further force and effect.

Detailed Principle 3-② Succession policy for CEO

The President & CEO of KEPCO is appointed in accordance with the Guidelines for Personnel Management of Public Institutions and the Regulations Concerning the Operations of the Director Nomination Committee. The CEO is appointed by the President of the Republic of Korea, upon the recommendation of the Ministry of Trade, Industry and Energy, following nomination by the Director Nomination Committee and review and resolution by the Committee for Management of Public Institutions under the Ministry of Economy and Finance, and with approval from the general meeting of shareholders.

The CEO Nomination Committee consists of five to fifteen members, with a majority being non-standing directors. The chairperson is selected from among the non-standing directors. The committee recommends eligible candidates who meet the following criteria:

•	Professional knowledge and experience regarding the electric power industry;

•	Competence in managing organizational and corporate affairs;

•	Commitment and competence to initiate reform;

•	Strategy and vision as the Chief Executive Officer; and

•	Integrity, morality and a strong sense of corporate ethics.

The term of President & CEO is three years in accordance with the Act on the Management of Public Institutions. However, it can be renewed by an increment of one year based on the performance evaluation results.

In the event that the President & CEO cannot perform his or her duties due to an unavoidable reason, one of the standing directors shall act for the President & CEO in such order of priority as shall be specified in the Articles of Incorporation of KEPCO. However, if none of the standing directors is able to serve as the President & CEO, the senior non-standing director, the most senior non-standing director (based on the date of appointment if the senior non-standing director is unable to serve) and the eldest non-standing director (based on age if there are more than one such most senior non-standing director) shall serve as the President & CEO, in that order of priority.

Detailed Principle 3-③ Internal Control Policy

To identify and manage various types of risks, KEPCO operates a company-wide risk control system and risk governance by designating the Chief Risk Officer (CRO). The risk management departments are set up to identify, diagnose, report and respond for each type of risk.

Also, KEPCO operates each followings independently; a Risk Deliberation Committee which is composed of internal and external experts, external auditors and the Audit Committee under its Board of Directors. Under the Audit Committee an independent internal audit organization is set to effectively support an internal control system. The Risk Deliberation Committee ensures its independence and expertise by composing majority with external members. For financial risks, an external auditor regularly examine and evaluate on financial statements and the internal control system. In addition, the ESG Committee reviews and deliberates on major reports and decisions for non-financial risks such as environment, social and governance issue.

In terms of compliance management, KEPCO designates the establishment and amendment of internal audit regulations as matters subject to resolution by the Board of Directors. KEPCO also enforces its Code of Conduct and Conduct Guidelines for executives and employees.

For internal accounting control, KEPCO has enacted the Regulations Concerning Internal Control over Financial Reporting and established its internal accounting control system in accordance with the Act on External Audit of Stock Companies, among other relevant laws. To enhance the reliability of financial information and raise awareness of the importance of internal controls company-wide, KEPCO defines detailed control activities and conducts annual evaluations of the effectiveness of its internal accounting control system.

The President & CEO is responsible for the internal accounting control system. The Chief Financial & Strategic Planning Officer oversees its accounting operations and organizational implementation. After the close of each fiscal year, the CEO reviews the system’s effectiveness and reports the results to the general meeting of shareholders, the Board of Directors, and the Audit Committee. The Audit Committee independently evaluates the internal accounting control system and reports its findings to the Board.

For disclosure control, KEPCO has established the Regulations Concerning Public Disclosure and operates a dedicated disclosure organization to ensure that all disclosures are made fairly, accurately, and in a timely manner. The Corporate Planning Department at headquarters is responsible for managing disclosures, while the Audit & Inspection Office checks disclosure content for accuracy and timeliness.

The Chief Financial & Strategic Planning Officer is responsible for establishing and maintaining the disclosure control system. The Accounting Team under the Finance & Accounting Department regularly and, as needed, gathers and reviews disclosure-related information from operational departments.

KEPCO’s internal control system consists of “self-compliance” as a preventive measure and “internal audit” as a post-audit mechanism to ensure effective internal checks. In addition, KEPCO and its subsidiaries have jointly established an internal accounting system to enhance the reliability of consolidated financial information.

Core Principle 4. Composition of the Board of Directors

Detailed Principle 4-① Composition of the Board of Directors

The organizational chart of the Board of Directors is as follows:

Board of Directors • 7 standing directors and 8 non-standing directors • Secretary general: Head of Corporate Planning Department

Director Nomination Committee	Audit Committee	ESG Committee	Director Nomination Committee

• 5-15 members comprised of non-standing directors and external members appointed by the Board of Directors • Secretary: Head of Corporate Planning Department	• 1 standing director and 2 non-standing directors • Secretary: Head of Audit & Inspection Office	• 3 non-standing directors and 1 standing director • Secretary: Head of Corporate Planning Department	• 3 non-standing directors and 1 standing Directors • Secretary: : Head of Power System Planning Department, Head of Distribution Planning Department

The Board of Directors as of June 25, 2025 is listed as follows:

Type	Gender	Name (Age)	Title	Expected term expiration date
Standing Director	Male	Kim, Dong-Cheol (69)	President & Chief Executive Officer	Sep. 18, 2026
Standing Director	Male	Jun, Young-Sang (60)	Comptroller & Auditor General and Member of the Audit Committee	Mar. 6, 2025
Standing Director	Male	Oh, Heung-Bok (59)	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 20, 2026
Standing Director	Male	Jung, Chi-Kyo (59)	Corporate Senior Vice President and Chief Safety Officer & Chief Operations Officer	May. 27, 2027

Standing Director	Male	Ahn, Jung-Eun (58)	Corporate Senior Vice President and Chief Business Management Officer	Jan. 5, 2027
Standing Director	Male	Seo, Chul-Soo (59)	Corporate Senior Vice President and Chief Power System Officer	Dec. 10, 2025
Standing Director	—	—	Corporate Senior Vice President and Chief Global & New Business Officer	—
Non-standing Director	Male	Han, Jin-Hyun (65)	Non-Executive Director and Chairperson of the Board of Directors / Chairperson of the Power System Committee	Aug. 29, 2025
Non-standing Director	Male	Kim, Jong-Woon (67)	Non-Executive Director and Member of the ESG Committee	Aug. 21, 2024
Non-standing Director	Male	Kim, Jun-Ki (59)	Non-Executive Director and Chairperson of the ESG Committee	Mar. 1, 2025
Non-standing Director	Female	Kim, Sung-Eun (68)	Non-Executive Director and Member of the Audit Committee	Nov. 7, 2025
Non-standing Director	Male	Lee, Sung-Ho (61)	Non-Executive Director and Member of the Audit Committee	Nov. 7, 2025
Non-standing Director	Male	Cho, Seong-Jin (68)	Non-Executive Director and Member of Power System Committee	Dec. 3, 2025
Non-standing Director	Male	Kang, Hoon (70)	Non-Executive Director and Member of the ESG Committee	Apr. 30, 2026
Non- standing Director	Male	Lee, Heng-Ryul (55)	Non-Executive Director, Labor Director and Member of Power System Committee	May. 6, 2027

Under the Board of Directors, there are three subcommittees, namely, the Audit Committee, the ESG Committee, the Director Nomination Committee and the Power System Committee as follows:

Committees	Main Role of the Committee	Composition
		Name	Type	Gender
Audit Committee	- Conduct audit on work and accounting - Evaluate the operation of Internal Control over Financial Reporting - Inspect internal monitoring system working	Lee, Sung-Ho	Chairperson, Non-Standing	Male
		Kim, Sung-Eun	Non-Standing	Female
		Jun, Young-Sang	Standing	Male
ESG Committee	- Preliminary review on agendas of the Board of Directors - Review on material ESG related issues - Consult on ESG related business strategies and specific plans	Kim, Jun-Ki	Chairperson, Non-Standing	Male
		Kang, Hoon	Non-Standing	Male
		Kim, Jong-Woon	Non-Standing	Male
		Oh, Heung-Bok	Standing	Male
Director Nomination Committee

-   Decision on the nomination process for director candidates

-   Review and recommendation of director candidates

-   Negotiation of the Administration Agreement with the President candidate

-   Other matters related with recommendation of the director candidates

Non-standing directors and external members appointed by the Board of Directors (Total 5-15 members)

Power System Committee

-   Preliminary review of major agendas requiring board approval on Power System sector

-   Deliberation of key management matters related to the power system

-   Inspection and feedback on the implementation of key policy plans and achievements

	Han, Jin-Hyun	Chairperson, Non-Standing	Male
	Cho, Seong-Jin	Non-Standing	Male
	Lee, Heng-Ryul	Non-Standing	Male
	Seo, Chul-Soo	Standing	Male

The ESG Committee consists of three non-standing directors and one standing director and it is in charge with resolving major management issues related to ESG, providing strategic advice on establishing ESG management strategies and business plans, checking on the overall direction of sustainable management and monitoring achievements and problems within such performances.

Under Regulations Concerning the Board of Directors, the chairperson of the Board of Directors is appointed from among non-standing directors for directors’ independence and transparency.

KEPCO has not implemented Executive Officer system, but KEPCO secures the independence of non-standing directors through the senior non-standing director system and the chairperson of a non-standing director.

Detailed Principle 4-② Director Eligibility Requirements

KEPCO does not discriminate based on gender, age, ethnicity, nationality or cultural background when appointing directors, and KEPCO requests various organizations to recruit director candidates to ensure diversity and balance in the composition of the Board. The qualifications required of directors include profound knowledge and experience in the relevant field, leadership and capabilities for organizational management, ethical behavior based on integrity and morality and other qualifications required in light of KEPCO’s special characteristics and environment. Currently, non-standing directors are consisted of experts in various field such as finance, accounting, public, academic, and legal circles.

Details of appointment and change of directors as follows:

Name	Type	Position Held Since	Date of change	Reasons for change	Currently Position Held

Choi, Young-Ho	Standing	Nov. 16, 2020	Feb. 6, 2023	Resign	No

Lee, Jong-Hwan	Standing	Nov. 9, 2020	Feb. 27, 2023	Expire	No

Lee, Heyn-Bin	Standing	Sep. 14, 2020	Feb. 27, 2023	Expire	No

Lee, Jung-Bok	Standing	Feb. 27, 2023	Jul. 16, 2024	Resign	No

Lee, Jun-Ho	Standing	Feb. 27, 2023	Mar. 3, 2025	Resign	No

Jun, Young-Sang	Standing	Mar. 7, 2023	Mar. 7, 2023	Appoint	Yes

Cheong, Seung-Il	Standing	Jun. 1, 2021	May. 19, 2023	Resign	No

Park, Heon-Gyu	Standing	May 28, 2021	Jun. 26, 2023	Expire	No

Seo, Guen-Bae	Standing	Jun. 26, 2023	May. 19, 2025	Resign	No

Kim, Dong-Cheol	Standing	Sep. 19, 2023	Sep. 19, 2023	Appoint	Yes

Kim, Tae-Ok	Standing	Mar. 25, 2021	Nov. 7, 2023	Expire	No

Lee, Heung-Joo	Standing	Oct. 14, 2021	Nov. 7, 2023	Expire	No

Seo, Chul-Soo	Standing	Dec. 11, 2023	Dec. 11, 2023	Appoint	Yes

Oh, Heung-Bok	Standing	Feb. 21, 2024	Feb. 21, 2024	Appoint	Yes

Ahn, Jung-Eun	Standing	Jan. 6, 2025	Jan. 6, 2025	Appoint	Yes

Jung, Chi-Kyo	Standing	May. 28, 2025	May. 28, 2025	Appoint	Yes

Bang, Su-Ran	Non-Standing	Sep. 1, 2020	May. 1, 2023	Expire	No

Park, Jong-Bae	Non-Standing	Jan. 31, 2020	Aug. 29, 2023	Expire	No

Park, Hyo-Sung	Non-Standing	Apr. 14, 2021	Nov. 7, 2023	Expire	No

Lee, Kee-Man	Non-Standing	Apr. 14, 2021	Nov. 7, 2023	Expire	No

Lee, Kye-Sung	Non-Standing	Jul. 9, 2021	Dec. 3, 2023	Expire	No

Name	Type	Position Held Since	Date of change	Reasons for change	Currently Position Held

Kim, Jae-Shin	Non-Standing	Jul. 9, 2021	Apr. 30, 2024	Expire	No

Kim, Jong-Woon	Non-Standing	Aug. 22, 2022	Aug. 22, 2022	Appoint	Yes

Kim, Jun-Ki	Non-Standing	May. 2, 2023	May. 2, 2023	Appoint	Yes

Park, Chung-Kun	Non-Standing	May. 2, 2023	March. 31, 2025	Retirement	No

Han, Jin-Hyun	Non-Standing	Aug. 30, 2023	Aug. 30, 2023	Appoint	Yes

Kim, Sung-Eun	Non-Standing	Nov. 8, 2023	Nov. 8, 2023	Appoint	Yes

Lee, Sung-Ho	Non-Standing	Nov. 8, 2023	Nov. 8, 2023	Appoint	Yes

Cho, Seong-Jin	Non-Standing	Dec. 4, 2023	Dec. 4, 2023	Appoint	Yes

Kang, Hoon	Non-Standing	May. 1, 2024	May. 1, 2024	Appoint	Yes

Lee, Heng-Ryul	Non-Standing	May. 7, 2025	May. 7, 2025	Appoint	Yes

Detailed Principle 4-③ Director Appointment Process

In accordance with the Act on the Management of Public Institutions, KEPCO must have a Director Nomination Committee to recommend candidates for positions of the CEO, the standing director who concurrently serves as a member of the Audit Committee and non-standing directors. We manage such details under Regulations Concerning Operations of the Director Nomination Committee.

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors. The committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members. The committee members are selected by the Board of Directors from various fields, such as law, economics, academia, media and labor relations, and are required to include one person who acts as a spokesperson for KEPCO under the relevant regulations. The chairperson of the Director Nomination committee is elected from among the committee members who are non-standing directors by the vote of the members of the Director Nomination Committee.

In order to ensure transparency and fairness in the director nomination process, KEPCO strictly comply with its internal regulations and relevant laws regarding the eligibility criteria and review procedure. Moreover, KEPCO strictly verifies the eligibility criteria of each director candidates as required by the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Act.

KEPCO provides detailed information with director appointment process to shareholders at least two weeks before the general meeting of shareholders, to review thoroughly on director candidates. Also, KEPCO persistently makes efforts to reflect minority shareholders’ opinions.

We do not exclude concentrated voting under Articles of Incorporation of KEPCO. If concentrated voting is claimed by a shareholder who has more than 1% of the issued shares in a general meeting of shareholders subjects to the appointment of more than two directors, we can adopt concentrated voting in accordance with the Korea Commercial Act.

Detailed Principle 4-④ Preventing the appointment of unqualified executives

In order to prevent the appointment of executives who may damage our corporate value or shareholders’ rights, we appoint our executives in accordance with the Guidelines for Personnel Management of Public Institutions. Unregistered executives are selected from applicants who are successful on our competency evaluation and re-elected of confidence each year.

Core Principle 5. Responsibilities of non-standing directors

Detailed Principle 5-① Non-standing directors’ significant interests and transactions

As of today, non-standing directors of KEPCO do not hold employee positions with either KEPCO or KEPCO’s subsidiaries (except for a labor director). Also, KEPCO has not had any transactions with companies in which its non-standing directors are a majority shareholder or currently hold positions. In order to ensure fairness and transparency in the appointment of non-standing directors, KEPCO carries out such appointments in a strict compliance with the specified procedures set out in Regulations Concerning Operations of the Director Nomination Committee after a careful scrutiny for any statutory reason for disqualification under the Korean Commercial Act.

Details of Tenures of non-standing directors as follows:

Name	Periods of holding positions in KEPCO (month)	Periods of holding positions in KEPCO, including KEPCO’s subsidiaries (month)

Han, Jin-Hyun	10	10

Kim, Jong-Woon	22	22

Kim, Jun-Ki	13	13

Park, Chung-Kun (Labor Director)	494	494

Kim, Sung-Eun	7	7

Lee, Sung-Ho	7	7

Cho, Seong-Jin	6	28

Kang, Hoon	1	1

Detailed Principle 5-② Non-standing directors’ concurrent position

According to the Act on the Management of Public Institutions and the Articles of Incorporation of KEPCO, non-standing directors are not restricted from holding concurrent positions at other organizations. Also, KEPCO does not have an internal regulation that prohibits its non-standing directors from holding concurrent positions at other organizations. As of May 29, 2025, Mr. Han, Jin-Hyun concurrently holds a position of an outside director of GS since March 2021, Mr. Kim, Jun-Ki concurrently holds a position of an outside director of Hotel Shilla Co., Ltd. since March 2022 and Ms. Kim, Sung-Eun concurrently holds a position of an outside director of HD Hyundai Mipo since March 2022. Other non-standing directors of KEPCO concurrently do not hold any position in other company.

Detailed Principle 5-③ Non-standing directors’ job performance support

Currently KEPCO provides comprehensive support to non-standing directors through the Secretariat of the Board of Directors, and facilitates the duties of non-standing directors by offering prior explanations of board agenda items, providing relevant management information, and addressing additional requests necessary for the fulfillment of their responsibilities.

KEPCO also offers training programs designed to equip non-standing directors with the knowledge required to effectively perform their roles. In March 2024, a training session was conducted to enhance understanding of the future power grid, which included on-site inspections of power facilities and HVDC systems in key national industries. In October 2024, the directors were briefed on the current status of electricity research and distribution and participated in inspections of experimental facilities. In December, training focused on the responsibilities and roles of the Board in relation to the internal accounting management system. Further, in March and May 2025, programs were held to strengthen expertise in agenda review and to deepen understanding of the global energy market through overseas site visits and discussion with key stakeholders.

Core Principle 6. Evaluation of Non-standing Directors

Detailed Principle 6-① Individual Evaluation of non-standing directors and Reflection on the results

Evaluation of the non-standing directors is conducted in accordance with the Act on the Management of Public Institutions. Evaluation criteria includes attendance rates in the board meetings, performance in the board and contribution to KEPCO. Three of non-standing directors were subject to the evaluation from January 2024 to May 2025: Mr. Kim, Jong-Woon in 2024.

The Committee for Management of Public Institutions evaluates a non-standing director’s performance in accordance with standards set by the Minister of Ministry of Economy and Finance based on the Act on the Management of Public Institutions. The term of office for a non-standing director is two years, and it can be renewed by an increment of one year based on one’s evaluation result at the discretion of the Minister of Ministry of Economy and Finance.

If the evaluation result of a non-standing director’s performance is poor, the Minister of the Ministry of Economy and Finance may dismiss such non-standing director through a resolution by the Committee for Management of Public Institutions or propose a dismissal of such non-standing director to the person who has the right to appoint a non-standing director. The term of office for a non-standing director is two years, and it can be renewed by and increment of one year based on one’s evaluation result at the discretion of the Minister of Ministry of Economy and Finance.

Detailed Principle 6-② Adequacy of Compensation

Compensation for a non-standing director does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions. In line with the Regulations Concerning the Board of Directors, KEPCO may reimburse its directors for their expenses incurred from attending meetings or business trips related to Board activities or fees for collecting and analyzing data.

The following table sets forth compensations for non-standing directors in 2024;

In Korean Won

Year	Number of non-standing directors	Total amount of remuneration	Average remuneration per director
2024	8	240,000,000	29,500,000

* The average remuneration per director does not include non-paid, non-standing directors(labor director)

As of May 31, 2024, KEPCO does not grant stock options to the non-standing directors.

Core Principle 7. The Board of Directors Operation

Detailed Principle 7-① Holding Regular Meetings and Laying out Details for Operations of the Board of Directors

KEPCO sets out details for operations of the Board of Directors on the Articles of Incorporation of KEPCO and Regulations Concerning the Board of Directors. The Board of Directors is required to hold regular meetings on every third Friday of a calendar month and non-regular meetings as needed. Meetings of the Board of Directors are convened upon the request of the chairperson or of more than one third of the Directors. Notice of the meeting is required at least seven days before the meeting. The Korean Commercial Act permits directors’ attendance by teleconference or video conference if needed.

The following table sets forth the details of the board meetings held from January 2024 to May 31, 2025.

Types	Numbers	Average Days between notice of the agenda and holding of the meeting	Average Attendance Rate
Regular	10	7	96.6%
Non-Regular	6	7	92.9%

During the term of office, the CEO of KEPCO establishes a performance management plan that reflects the management policy and mid to long term business objectives. The CEO enters into a management contact with the Mister of Trade, Industry and Energy regarding the performance targets to be achieved during the term and the its implementation results are evaluated by the public Enterprise Management Evaluation Committee. The remuneration of inside directors, including the CEO, is determined within the compensation limits set in accordance with the “Guidelines on Executive Compensation for Public institutions” and is paid within the limits approved by the General Meeting of Shareholders. Performance based bonuses are determined based on the achievement of management targets.

Compensation for a non-standing director does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions. The compensation details of executives are managed transparently by filing business reports and disclosing externally through public institutions management information systems.

KEPCO has subscribed to executive liability insurance to ensure reliable decision-making and stable management activities by directors. Since 2017, KEPCO has been transparently disclosing corporate governance policy and compliance with 15 key indicators to all stakeholders through corporate governance reports.

Detailed Principle 7-② Keeping the Minutes and Disclosing Directors’ Activities

KEPCO prepares minutes and depositions for each board meeting, specified with the time, place, attendees’ list, comments of attendees at the meeting and results of the resolutions in accordance with Commercial Act and Board of Directors’ Regualtions. The minutes also preserved at the headquarters after reports and confirmation at the following board meeting.

On the minutes of board meetings, KEPCO records what they discussed, who attended, and whether directors approved each resolution.

The following table sets forth the attendance and approval rates of the directors as of last three years in 2022, 2023 and 2024;

	Type	Period in positions	Attendance Rate(%)				Approval Rate(%)
Name			Average	Recent 3 Years			Average	Recent 3 Years
				2024	2023	2022		2024	2023	2022

Lee, Heyn-Bin	Standing	20.9.14~23.2.26	100	—	100	100	100	—	100	100

Lee, Jong-Hwan	Standing	20.11.9~23.2.26	100	—	100	100	100	—	100	100

Choi, Young-Ho	Standing	20.11.16~23.2.6	92.9	—	100	85.7	100	—	100	100

Kim, Tae-Ok	Standing	21.3.25~23.11.7	100	—	100	100	100	—	100	100

Park, Heon-Gyu	Standing	21.5.2~ 23.6.25	93.8	—	87.5	100	100	—	100	100

Cheong, Seung-Il	Standing	21.6.1~ 23.5.19	100	—	100	100	100	—	100	100

Lee, Heung-Joo	Standing	21.10.1~23.11.7	81.1	—	69.2	92.9	100	—	100	100

Lee, Jung-Bok	Standing	23.2.27~24.7.16	100	100	100	—	97.6	95.2	100	—

Lee, Jun-Ho	Standing	23.2.27~25.3.3	100	100	100	—	98.6	97.2	100	—

Jun, Young-Sang	Standing	23.3.7~Present	100	100	100	—	91.6	86.1	97.1	—

Seo, Guen-Bae	Standing	23.6.26~25.5.19	96.2	93.8	100	—	98.6	97.2	100	—

Kim, Dong-Cheol	Standing	23.9.19~Present	90.9	93.8	83.3	—	98.2	96.4	100	—

Seo, Chul-Soo	Standing	23.12.11~Present	100	100	100	—	98.6	97.2	100	—

Oh, Heung-Bok	Standing	24.2.21~Present	100	100	—	—	97	97	—	—

Ahn, Jung-Eun	Standing	25.1.6~Present	—	—	—	—	—	—	—	—

Jung, Chi-Kyo	Standing	25.5.28~Present	—	—	—	—	—	—	—	—

Seong, Si-Heon	Non-Standing	20.6.10~22.8.21	100	—	—	100	100	—	—	100

Bang, Su-Ran	Non-Standing	20.9.1~23.5.1	947	—	100	92.9	100	—	100	100

Park, Jong-Bae	Non-Standing	20.1.31~23.8.29	100	—	100	100	100	—	100	100

Park, Hyo-Sung	Non-Standing	21.4.14~23.11.7	100	—	100	100	100	—	100	100

Lee, Kee-Man	Non-Standing	21.4.14~23.11.7	96.3	—	100	92.9	100	—	100	100

Hwang, Cheol-Ho	Non-Standing	21.4.14~22.8.17	100	—	—	100	100	—	—	100

Lee, Kye-Sung	Non-Standing	21.7.9~23.12.3	100	—	100	100	100	—	100	100

Kim, Jae-Shin	Non-Standing	21.7.9~24.4.30	97.6	100	100	92.9	93.3	80	100	100

Kim, Jong-Woon	Non-Standing	22.8.22~Present	87.5	93.8	77.8	100	98.1	94.3	100	100

Kim, Jun-Ki	Non-Standing	23.5.2~Present	86.2	87.5	84.6	—	97.1	94.1	100	—

Park, Chung-Kun	Non-Standing	23.5.2~25.3.31	96.6	93.8	100	—	98.2	96.4	100	—

Han, Jin-Hyun	Non-Standing	23.8.30~Present	91.7	87.5	100	—	98.6	97.1	100	—

Kim, Sung-Eun	Non-Standing	23.11.8~Present	90.5	87.5	100	—	88.6	83.9	93.3	—

Lee, Sung-Ho	Non-Standing	23.11.8~Present	95.2	93.8	100	—	98.6	97.1	100	—

Cho, Seong-Jin	Non-Standing	23.12.4~Present	100	100	100	—	95.9	91.7	100	—

Kang, Hoon	Non-Standing	24.5.1~Present	100	100	—	—	100	100	—	—

Lee, Heng-Ryul	Non-Standing	25.5.7~Present	—	—	—	—	—	—	—	—

The minutes of board meetings are made publicly available through All Public Information In-One (“ALIO”) website of the Ministry of Economy and Finance within fourteen days of a board meeting.

Core Principle 8. Subcommittees

Detailed Principle 8-① Composition of the Subcommittee

Under the Board of Directors, KEPCO established four subcommittees, namely, the Audit Committee, the Director Nomination Committee,the ESG Committee and the Power System Committee.

The Audit Committee is mandatory in accordance with the Act on the Management of Public Institutions and the Commercial Act and The Director Nomination committee recommends candidates for the CEO, a standing director for the audit committee, and non-standing directors. It also negotiates management contracts with the candidate of CEO in accordance with the Act on the Management of Public Institutions.

Director Nomination Committee is comprised of non-standing directors and members appointed by the Board of Directors, and the Audit Committee is comprised with non-standing directors more than half of the members according to relevant laws and regulations.

The ESG Committee consists of three non-standing directors and one standing-director. It checks the overall direction of sustainability management and supervises its performance and issues, including deliberating on major ESG management issues and providing advice on ESG management strategies and related business plans.

The Power System Committee consists of three non-standing directors and one standing director. It is responsible for the preliminary review of key agendas requiring board approval, major power system implementation plans which the board requests, policy regarding power system execution plans and providing feedback on performance outcomes.

Detailed Principle 8-② Subcommittee Regulations

KEPCO establishes subcommittees in accordance with Regulations Concerning the Board of Directors. KEPCO sets out each subcommittee’s aim, applicable scope, duties, composition and the way of call and resolution under regulations concerning each subcommittee.

The Audit Committee conducts an audit on KEPCO’s business and accounting, inspects the business and assets of the company and report results to the Board of Directors. The ESG Committee reviews on an agenda related to ESG issues which is subject to resolution of the Board of Directors and also reports its review results to the Board of Directors.

The Director Nomination Committee decides its composition (including non-standing directors and external members appointed by the Board of Directors) and evaluation standards for director candidates with a resolution of the Board of Directors. As the Director Nomination Committee is comprised of external members including non-standing directors and conducts reviews and recommendation of director candidates independently from the Board, it is not required to report its results to the Board of Directors.

The Director Nomination Committee from January 2024 to May 31, 2025 were held as follows:

Date	Attendees/Total	Agenda	Results
Jan. 18, 2024	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Feb. 26, 2024	5/5	Document screening	Approved as proposed

Mar. 6, 2025	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Mar. 25, 2025	5/5	Document screening	Approved as proposed

Mar. 17, 2025	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Apr. 1, 2025	4/5	Document screening	Approved as proposed

Apr. 8, 2025	5/5	Interview	Approved as proposed

Apr. 1, 2025	4/5	Document screening	Approved as proposed

The ESG Committee from January 2024 to May 31, 2025 were held as follows:

Date	Attendees/Total	Agenda	Results
Apr. 19, 2024	3/4	Approval of implementation plan of Environmental Management of 2024	Approved as proposed
		Report on publishing plan of Sustainability Report of 2024	Accepted as reported
		Report on domestic and overseas ESG trends	Accepted as reported
Sep. 27, 2024	4/4	Approval of the establishment of the ESG Advisory Committee	Accepted as proposed
		Report on the progress of 2024 Sustainability Report publication	Accepted as reported
		Report on response plan of ESG evaluation 2024	Accepted as reported
Dec. 20, 2024	4/4	Report on publishing Sustainability Report of 2024	Accepted as reported
		Report on reviewing main context and implications of SEC Climate Disclosure Rule	Accepted as reported
		Report on the response plan of SEC Climate Disclosure Rule	Accepted as reported
Mar. 21, 2025	4/4	Approval of implementation plan of Environmental Management of 2025	Accepted as amended
		Report on publishing plan of Sustainability Report of 2025	Accepted as reported

V.	Audit

Core Principle 9. Internal Audit

Detailed Principle 9-① Internal Audit’s Independence and Expertise

KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions. The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. At least one member of the committee must be an accounting or financial expert pursuant to the Enforcement Decree of the Korean Commercial Act.

The following table sets forth the members of the Audit Committee as of June 25, 2025;

Title	Type	Name	Experiences Related to the Audit
Chair person	Non-Standing	Lee, Sung-Ho	- Professor of Business Administration at University of Seoul - President of Korean Marketing Association - Vice President of Korean Academic Society of Business Administration
Member	Non-Standing	Kim, Sung-Eun	- Professor of Advanced Technology Business, Graduate School of Kyung Hee University - Professor of Business Administration, Kyung Hee University
Member	Standing	Jun, Young-Sang

-   Professor of Public Administration at Konkuk University

-   Operation Director at the Korean Association for Public Administration

-   Research Director at the Korean Society for Public Personnel Administration

-   Secretary Director at the Korean Association for Policy Sciences

One member of the Audit committee is a standing director who is appointed based on the recommendation of the Director Nomination Committee and by the resolution of general meeting of shareholders. The other members of the Audit Committee who are non-standing directors are appointed from among the non-standing directors by the resolution of general meeting of shareholders; the members of the Audit Committee independently and separately conduct an audit on management. The standing director of the Audit Committee shall not concurrently hold the post of public official, executive or employee of the institution subject to self-audit and engage in duties for the purposes of financial gain other than public duties pursuant to the Act on Public Sector Audits.

In accordance with the Act on the Management of Public Institutions, the Articles of Incorporation of KEPCO, and the Regulations Concerning Operations of the Audit Committee, at least one accounting expert is appointed to the Audit Committee. The current accounting expert in the Audit committee is Kim, Sung-Eun.

The committee carries out its duties independently of the Board of Directors and managements to secure objectivity.

Matters subject to the review and resolutions by the Audit Committee are as follows:

•	Request to hold an extraordinary general meeting of shareholders;

•	Inspect the agenda and related documents for the general meeting of shareholders;

•	Report to the Board of Directors regarding a director’s contravention of laws and Articles of Incorporation;

•	Prepare an audit report on the financial statements to be submitted to the general meeting of shareholders;

•	Seek an injunction against a director if the director’s activities contravene KEPCO’s articles of incorporation or relevant laws and such activities are suspected of causing irreversible harm;

•	Request the directors to report on the status of the business

•	Represent KEPCO in case of a conflict of interest (including a lawsuit) between KEPCO and the directors;

•	Establish the annual audit plan;

•	Establish, amend or abolish KEPCO’s Code of Ethics and its related guidelines;

•	Approve the appointment, change and dismissal of external auditors;

•	Negotiate the compensation contract with external auditors;

•	Approve any non-audit work to be performed by external auditors;

•	Decide on the scope of matters that require consultation with external auditors;

•	Establish, modify and abolish the Regulations Concerning Operations of the Audit Committee and the Internal Regulations for Auditing; and

•	Any other matters deemed necessary by the Audit Committee or other matters delegated to the Audit Committee by the Board of Directors or by law.

The Audit Committee shall receive reports on the following:

•	Report by directors on business and operations

•	Results of the following audits:

-	Audit by the Board of Audit and Inspection

-	Comprehensive and special audits to the extent the results have a material effect on KEPCO’s business and management;

-	Annual audit results; and

-	Audit results requested by two or more non-standing directors

•	Annual audit training plan

•	Report from external auditors on a director’s any illegal or improper behavior in the course of performance of his or her duties

•	Report from external auditors on KEPCO’s violation of accounting standards and policy

•	Report from external auditors on the audit and related reporting

•	Evaluation of the auditing activities by external auditors

•	Design, performance and potential improvements related to the internal monitoring system

•	Review of the appropriateness of critical accounting policies and estimates

•	Review of the soundness of financial activities and the accuracy of financial reporting

•	Review of the appropriateness of public disclosure

•	Breach of the Management Instruction stipulated in the Audit Standard of Public Institutions and Quasi-Governmental Institutions

•	Any other matters deemed necessary by the Audit Committee.

The Audit Committee members are trained by external professionals to foster their expertise in audit. The following table sets forth the trainings took by the Audit Committee members in 2024;

Date	By	Attended members	Agenda
Nov. 15, 2024	KPMG Samjong Accounting Firm	Lee, Sung-Ho, Jun, Young-Sang	- Role and Responsibility of the Board of Directors regarding Internal Control over Financial Reporting

The Audit Committee, if necessary in carrying out its duties, may request employees of the company or the external auditor to attend at committee meetings, submit related materials and state their opinions and ask for consultation from external experts.

The breach of the law and the Articles of Incorporation of KEPCO by the management will be reviewed and resolved by the Audit Committee and reported to the Board of Directors. The Audit Committee receives reports from the external auditor on a director’s any illegal or improper behavior in the course of performance of his or her duties. Any breach of the management will be scrutinized in accordance with the internal audit regulations depending the materiality of the matter and when such breaches are of serious concern, they will be reported to investigative authorities. Also the audit committee emebers could be paid for expensed for the tasks regarding the committee.

The Audit Committee members attend Board of Directors meetings and receive reports on important business management issue and as it is stipulated in Regulations Concerning Operations of the Audit Committee, the committee members may receive reports on important business matters.

KEPCO has established a support team for internal audits, which directly reports to the Audit Committee. KEPCO also has established six regional supports teams for internal audits to oversee audit operations by region, thereby enhancing the internal control system. The support team is consisted of 132 professionals on all field such as sales, contracts, finance, materials, transmission, distribution and etc.

The support teams for internal audits carry out comprehensive audits, ordinary audits and extraordinary audits based on the annual audit plan approved by the Audit Committee at the beginning of the year and regularly report the results of these audits to the Audit Committee and the Board of Directors. All of these audit results are accessible from KEPCO’s website.

Personnel transfers in the Audit & Inspection Office of the headquarters are carried out by the President & CEO at the request of the standing member of the Audit Committee to ensure the independence of the support team for internal audits.

Compensation for members of the Audit committee does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions. Also, KEPCO pays expenses such as travel expenses related to the Committee activities and fees for necessary materials to the Audit Committee members in accordance with the Regulations Concerning Operations of the Audit Committee.

Detailed Principle 9-② Regular meetings of the Audit Committee and the Performance of the members

Under the Regulations Concerning Operations of the Audit Committee, the committee holds regular meetings on a quarterly basis and also on an as-needed basis. Notice of the meeting specifying the time, place, purpose and agenda must be provided to the members of the committee at least seven days prior to the date of the meeting. The quorum for the committee meeting is a simple majority, and resolutions are made by the majority of the members present.

In 2024, the Audit Committee held 15 meetings. During those meetings, 28 agendas including the audit plans for 2024, the audit results for 2023, and the appointment of external auditors & the evaluation on internal control over financial reporting were approved, and 23 agendas were reported. Also, six meetings were held in 2025 as of this date. During those meetings, 21 agendas including the audit plans for 2025 were approved and 16 agendas were reported from January 1, 2025 to May 31, 2025.

Audit procedures are conducted in accordance with the audit regulations. Details of meetings of the Audit Committee including meeting date, venue, agenda, statements made and results are documented and signed by the attended members. The Audit Committee makes reports at general meetings of shareholders regarding the meeting agenda, investigation results and audit reports statements in accordance with Regulations Concerning Operations of the Audit Committee and the Korean Commercial Act.

The following table sets forth the attendance rates of directors for the Audit Committee meetings in the recent three years;

Type	Name	Attendance Rate (%)
		2023	2024	2025
Non-standing	Kim, Jae-Shin	100	100	—
Non-standing	Park, Hyo-Sung	100	—	—
Non-standing	Kim, Sung-Eun	100	93	33
Non-standing	Lee, Sung-Ho	—	88	100
Standing	Choi, Young-Ho	100	—	—
Standing	Jun, Young-Sang	100	100	100

Core Principle 10. External Auditor

Detailed Principle 10-① External Auditor’s Independence and Expertise

(1) Appointment of External Auditors

As a listed company, KEPCO appoints the external auditor for three consecutive fiscal years subject to approval by the Audit Committee in compliance with the Act on External Audit of Stock Companies, etc.

The Audit Committee comprehensively considers the following qualities when approving the appointment of the external auditor: auditing period, proper number of skilled manpower, compensations, appropriateness of audit plans, independence and expertise. Moreover, by organizing a bidding evaluation committee, the Audit Committee evaluates each bidder with the criteria of financial condition, understanding of KEPCO, allocation and proposed management of professionals, project implementation plan, audit quality and the availability of other accounting services. The results of review, the number of meetings, attendants, and remarks are recorded in writing in the case of an in-person meeting for the appointment of an external auditor. .

The Audit Committee also approved a detailed plan for the appointment of an external auditor on July 21, 2021, and in accordance with such plan, a technical evaluation of an external auditor candidate was conducted on September 30, 2021. Also, an in-person meeting for evaluation with an external auditor candidate was held on October 8, 2021. Accordingly, the Audit Committee approved the appointment of Ernst & Young Han Young as KEPCO’s external auditor for the fiscal years from 2022 to 2024 on October 15, 2021.

Also for the fiscal years from 2025 to 2027, the Audit Committee approved a detailed plan for the appointment of an external auditor on September 5, 2024. In accordance with such plan, a technical evaluation of an external auditor candidate was conducted on December 10, 2024. Also an in-person meeting for evaluation with an external auditor candidate was held on December 11, 2024. Accordingly, the audit Committee approved the appointment of KPMG Samjong as KEPCO’s external auditor for the fiscal years from 2025 to 2027 on January 23, 2025.

The Audit committee evaluates annually the audit performance of the external auditor based on the compliance with the matters determined at the appointment, the adequacy of audit procedures, cooperation with the internal audit teams, and any sanctions by the regulatory authorities.

(2) Non-audit services of External Auditors

In limited circumstances, the Audit Committee may selectively authorize the external auditor to engage in non-audit services, but only after finding that there are no significant independence issues as well as confirming full compliance with Section 201 of U.S. Sarbanes-Oxley Act, the Code of Ethics for Korean Certified Public Accountants and Regulations Concerning Operations of the Audit Committee. The Audit Committee also considers any detriment to independence caused by such engagement, the need for a separate engagement agreement and the appropriateness of the fees being paid.

The external auditor provided non-audit services to KEPCO and its subsidiaries in the fiscal year of 2024 as follows:

In thousands of Korean Won
Date	Services	External Auditor	Compensations
Jan. 22, 2024	Tax filing and advice for KEPCO KPS Philippine	Ernst & Young Han Young	22,684
May. 13, 2024	Tax audit representative for KEPCO KPS Philippine	Ernst & Young Han Young	23,630
Jul. 18, 2024	Tax advice for KEPCO Australia Pty., Ltd	Ernst & Young Han Young	53,000
Jul. 18, 2024	Liquidation Procedure and tax advice for DE Energia SpA	Ernst & Young Han Young	86,000

Detailed Principle 10-② Communications between the Audit Committee and the external auditor

The Audit committee receives direct reporting without attendance of management from the external auditor at least on a quarterly, and exchanges views on important matters.

The in-person meetings of the Audit Committee and the external auditor in the fiscal year of 2024 to May 31, 2025 is listed as follows:

DATE	CONTENTS
JAN. 19, 2024	Annual Report on the independence of external auditors
FEB. 23, 2024	Report on the external audit progress for the fiscal year 2023
MAR. 14,2024	Report on the external audit results for the fiscal year 2023
APR. 19, 2024	Report on the external audit progress of Form 20-F for the fiscal year 2023 to be filed with the U.S. Securities and Exchange Commission
JUN. 20, 2024	Report on the external audit results for the consolidated and separate financial statements for the first quarter of the fiscal year 2024
JUL. 18, 2024	Report on the external plans of the fiscal year 2024
SEP. 26, 2024	Report on the external audit results for the consolidated and separate financial statements for the first half of the fiscal year 2024
NOV. 15, 2024	Report on the external audit results for the consolidated and separate financial statements for the third quarter of the fiscal year 2024, Report on the changes of external audit plans of the fiscal year 2024
JAN. 23, 2025	Report on the independence of external auditors
FEB. 12, 2025	Pre Report on the independence of external auditors
FEB. 27, 2025	Report on the external audit progress for the fiscal year 2024
MAR. 14, 2025	Report on the external audit results for the fiscal year 2024
APR. 10, 2025	Report on the external audit progress of Form 20-F for the fiscal year 2024 to be filed with the U.S. Securities and Exchange Commission
MAY. 22, 2025	Report on the external audit results for the consolidated and separate financial statements for the first quarter of the fiscal year 2025

The Audit Committee receives the report regarding reporting principle, financial statement and fraud of KEPCO employee from the external auditors and discuss the annual audit issues.

The external auditor reports to the Audit committee on important matters discovered during audit procedure through various methods including in person meeting, e-mail and phone calls. The Audit Committee gives full support to the external auditor in conducting audit procedures. The communications between the external and internal audit teams and important matters found by the external auditors are reflected in internal audit procedures after reviewed by the internal audit teams.

Other items

Reporting on the Value-up program

KEPCO did not implement a value up program during the reporting period.

Establishment of Governance Policy

KEPCO has established its governance policy in accordance with key governance indicators recommend by KRX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: July 1, 2025